# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Applied Digital Corp., CIK 0001144879
CUSIP: 038169207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3811 Turtle Creek Blvd., Suite 2100, DALLAS, Texas (TX), 75219
Date of event which requires filing of this statement: 07/07/2026
Amends the filing with accession number 0001493152-26-000978
Filed by CIK 0001391935
Persons authorized to receive notices and communications: Wesley Cummins, Applied Digital Corporation,, 3811 Turtle Creek Blvd., Suite 2100, Dallas, Texas (TX), 75219, (214) 427-1704; Steven E. Siesser, Esq., Lowenstein Sandler LLP, 1251, Avenue of the Americas, New York, New York (NY), 10020, (212) 204-8688

## Reporting persons
- Wesley Cummins (CIK 0001391935): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 22,042,487; shared voting power 0; sole dispositive power 22,042,487; shared dispositive power 0; aggregate amount beneficially owned 22,042,487 (7.6% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Applied Digital Corp.
Address of issuer's principal executive offices: 3811 Turtle Creek Blvd., Suite 2100, DALLAS, Texas (TX), 75219
Comment: Explanatory Note: This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on April 21, 2022, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on December 5, 2022, Amendment No. 2 to Schedule 13D filed by the Reporting Person on November 29, 2024, Amendment No. 3 to Schedule 13D filed by the Reporting Person on March 28, 2025, Amendment No. 4 to Schedule 13D filed by the Reporting Person on September 5, 2025, Amendment No. 5 to Schedule 13D filed by the Reporting Person on November 4, 2025 and Amendment No. 6 to Schedule 13D filed by the Reporting Person on January 8, 2026 (collectively, the "Schedule 13D, as amended"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D, as amended. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D, as amended, is hereby supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Amendment is hereby incorporated by reference in its entirety into this Item 5.

As of July 7, 2026 (the "Event Date") and the date of this Amendment (the "Filing Date"), the Reporting Person may be deemed to be the beneficial owner of an aggregate of 22,042,487 shares of Common Stock, all of which securities he has sole voting and dispositive power, including: (i) 17,590,238 shares of Common Stock held by Cummins Family Limited Partnership, of which the Reporting Person is the member of the general partner of Cummins Family Limited Partnership, (ii) 2,987,600 shares of Common Stock held directly by the Reporting Person (which includes the vested RSUs described below), (iii) 742,166 shares of Common Stock held by the Reporting Person's individual retirement account, and (iv) 722,483 shares of Common Stock held by 272 Capital LP, of which the Reporting Person is the President. The following RSUs are included in the Reporting Person's beneficial ownership as of the Event Date and the Filing Date except to the extent such RSUs remain unvested or will not vest within 60 days after the date hereof: 600,000 RSUs granted on October 10, 2024, of which one-third (1/3) of the RSUs vested on October 10, 2025, one-sixth (1/6) vested on April 10, 2026, and one-sixth (1/6) will vest, subject to the conditions of the award, on October 10, 2026, April 10, 2027 and October 10, 2027. The January 2026 RSU Grant and January 2026 PSU Grant are not included in the Reporting Person's beneficial ownership as of the Event Date and the Filing Date as such RSUs and PSUs remain unvested or will not vest within 60 days after each of the Event Date and the Filing Date. The Reporting Person's holdings represent an aggregate of approximately 7.6% of the Issuer's outstanding shares of Common Stock (based on 291,326,429 shares of Common Stock reported as issued and outstanding as of July 6, 2026, as disclosed directly to the Reporting Person by the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose: As of the Event Date and the Filing Date, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 22,042,487 shares of Common Stock, all of which securities he has sole voting and dispositive power.
Transactions in the class effected during the past sixty days:
Except for the following transaction, there were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to or as of the Event Date and the Filing Date.

On June 22, 2026 (the "Vesting Date"), the Reporting Person received 800,000 shares of Common Stock upon the vesting of 800,000 PSUs granted on November 15, 2024. Each PSU represented a contingent right to receive shares of Common Stock on a one-for-one basis. On the Vesting Date, the Issuer withheld 314,800 shares of Common Stock for tax purposes in connection with the vesting of PSUs.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D, as amended, is hereby supplemented as follows:

On the Event Date, Cummins Family Limited Partnership (the "Borrower") entered into a Secured Margin Line of Credit Agreement (the "Loan Agreement") with JPMorgan Chase Bank, N.A. (the "Lender"), pursuant to which the Lender may, in its sole discretion, extend margins loans to the Borrower. The obligations under the Loan Agreement are secured by a first-priority lien on, and a right of setoff against, the collateral that includes, but is not limited to, the Borrower's securities account, whether directly or indirectly, from time to time, including the 17,590,238 shares held therein by the Borrower, and the proceeds thereof.

The Loan Agreement contains customary collateral maintenance, default and remedy provisions for a margin loan facility secured by publicly traded equity securities. Upon certain collateral shortfall events or events of default, the Lender may require repayment and/or additional collateral and may foreclose on, and dispose of, the pledged securities and other collateral in accordance with the Loan Agreement. Unless and until an event of default has occurred and is continuing, voting rights with respect to the pledged shares remain with the Borrower. Following an event of default, the Lender may exercise voting, consent and foreclosure rights with respect to the pledged shares pursuant to the Loan Agreement.

The obligations under the Loan Agreement are guaranteed by the Reporting Person, Lance Joffre Cummins, Nicholas Mark Cummins, WE Capital Partners LLC, and Stacked C, LLC, pursuant to certain customary guaranty agreements with the Lender and such guarantor, each dated as of the Event Date. In addition, WE Capital Partners LLC and Stacked C, LLC are pledgors under the Loan Agreement.

The foregoing description of the Loan Agreement and the guaranty agreements are qualified in their entirety by reference to the full text of the Form of Loan Agreement, Form of Guaranty and Form of Margin Loan Guaranty, copies of which are filed as exhibits to this Amendment and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D, as amended, is hereby supplemented as follows:

Exhibit 7 Form of Secured Margin Line of Credit Agreement by and between JPMorgan Chase Bank, N.A. and Cummins Family Limited Partnership

Exhibit 8 Form of Guaranty

Exhibit 9 Form of Margin Loan Guaranty

## Signatures
- Wesley Cummins: /s/ Wesley Cummins, Wesley Cummins (07/08/2026)